May 16, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Attention: Linda Cvrkel, Branch Chief

Re: LeapFrog Enterprises, Inc.

Form 10-K for the Year Ended December 31, 2007

Filed March 13, 2008

File No. 001-31396

Dear Ms. Cvrkel:

We are submitting this letter in response to your comment letter, dated May 9, 2008, to Mr. William B. Chiasson, Chief Financial Officer of LeapFrog Enterprises, Inc. The text of the Staff’s comments has been included in this letter and the numbering of the paragraphs below corresponds to the numbering of your comment letter.

Form 10-K for the year ended December 31, 2007

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

•	Content Capitalization and Amortization, page F-10:

1.	Comment: We note from your response to our prior comment 2 that you capitalize content related costs consistent with the guidance in EITF Issue 96-6. Please revise future filings to include a more descriptive disclosure of the nature and types of costs capitalized as external content costs and include disclosure of the accounting guidance relied upon in your accounting treatment of these costs. Your revised disclosure should be similar in detail as provided in your response to us.

Response: Our future filings will include a more descriptive disclosure of the nature and types of costs capitalized as external content costs and the accounting guidance relied upon similar in detail as provided to you in our previous response. We anticipate that the disclosure will read substantially as follows:

“The Company capitalizes certain external costs related to the development of content for its learning products according to the guidance provided in EITF Issue No. 96-6, “Accounting for Film and Software Costs Associated with Developing Entertainment and Educational Software Products.” Capitalized external costs generally relate to design, artwork, animation, layout, editing, voice, audio and software included in the learning products.

Such costs are capitalized once the technological feasibility of a product is established and costs are determined to be recoverable. For products where proven technology exists, such as with our proprietary platforms, technological feasibility occurs early in the development cycle. Amortization of these costs begins when the products are initially released for sale and continues over a three-year life using the accelerated method known as the sum of the year’s digits. Capitalized costs for products that are cancelled or abandoned are expensed in the period of cancellation. We evaluate the future recoverability of capitalized amounts periodically and recognize write-downs of these amounts in the statements of operations as needed.

Capitalized content is included in property and equipment and the related amortization is included in cost of sales.”

•	Advertising Expense, page F-10:

2.	Comment: We note from your response to our prior comment 3 that you engaged a third party vendor to identify the benefit by tracking the actual occurrence of the advertising. However, it is not clear to us the nature of the identifiable benefit received from the seller. Please note that this identifiable benefit should be specifically identifiable goods or services received from the seller in exchange for the consideration. Please explain to us further the nature of the identifiable benefit received in your cooperative advertising transactions. See EITF 01-09.

Response: The identifiable benefits we receive in exchange for the cooperative advertising agreements with our customers are brand and product specific promotional advertisements. In these arrangements, the retailers periodically include the “LeapFrog” brand and specific LeapFrog products in their weekly circulars which are distributed primarily through local newspapers. These advertisements both promote the “LeapFrog” brand and drive end customer demand for our products, thereby increasing our sales. The identifiable benefit is sufficiently separable from customers’ purchase of our products as we could purchase similar advertisements at similar rates independently of the retailers to accomplish the same promotional goals.

Note 7. Intangible Assets, page F-18 :

3.	Comment: We note from your response to our prior comment 4 that for 2008, the projections used in the impairment analysis anticipate that net sales will grow at an annual percentage rate of in the mid-to high-teens. In light of the fact that the only net sales growth you have had in the last five years was a 1.5% increase from 2004 to 2005, please explain to us why you believe that net sales will increase at a rate much higher than your historical results. As part of your response, please indicate how you calculated or determined the amount of the increase used in the projections. Also, please tell us about your net sales and expense projections for the years subsequent to 2008 that were included in the analysis.

Response: We tested goodwill for impairment as of December 31, 2007, through a determination of the fair value of our U.S. Consumer segment, which includes all of our intangible assets, comprising primarily goodwill. The fair value of the U.S. Consumer segment was compared to the carrying value of its underlying assets. We used both market and discounted cash flow (“DCF”) approaches in estimating the fair value of the U.S. Consumer segment. The results of the market approach provided reasonable evidence for concluding that goodwill was not impaired, as the segment’s fair value was approximately double the carrying value of the underlying assets.

While the results of the market value approach provided significant indication that goodwill was not impaired as of December 31, 2007, we also completed an estimation of fair value using the DCF approach. The results of the DCF approach also supported the conclusion that goodwill was not impaired.

The DCF portion of our impairment analysis was based on the financial projections for our U.S. Consumer segment reflected in our most recent long-term strategic plan. A description of our strategies and the new products and services being introduced in 2008 are included in our 2007 Form 10-K. Our management believes these products and services will result in significant sales growth in the mid to high teens in 2008 based on the following:

•

Both the Leapster 2 system and the Didj gaming and learning system leverage our successful presence in the education gaming market, where we have experienced growth over the last five years. Management believes our net sales will continue to grow in the educational gaming segment as a result of these new offerings.

•	Management believes the Tag learning system will reverse the recent trends in the learn-to-read market, where we have experienced the largest reductions in sales over the last five years.

•	Product acceptance testing with focus groups, and other consumer testing have been completed, the results of which support management’s expectations for the new products being introduced.

•

We have reviewed our 2008 product lineup with our major customers and have received their support. Retailers have already placed orders for over 50% of our anticipated 2008 new hardware product volume. This is the highest level of pre-orders we have ever received at this point in the year, and normal replenishment is expected to account for the remaining anticipated sales volume for 2008.

Our net sales projections anticipate a reversal of the negative trend we have experienced during the last four years. Since peaking in 2003, our net sales have declined as falling sales of our highly successful but mature LeapPad family of products have not been fully replaced by the new products introduced during this period. Our “fix, reload, grow” strategy involves phasing out a number of our legacy products, including the Little Leaps, Little Touch, Leapster TV, Leapster L-MAX, LeapPad and My First LeapPad product lines, in favor of the new product lineup described in our 2007 Form 10-K. With this phase-out of legacy products substantially complete, we expect to achieve growth from a stronger assortment of products, including the successful Leapster handheld system and the new products being introduced in 2008 and 2009, as noted above. The net sales potential of successful products in our categories is demonstrated by our net sales performance prior to 2004. Our net sales increased each year from $31.1 million in 1998, the year prior to the launch of our LeapPad platform, to $680.0 million in 2003. Based on the positive feedback we have received on our new products from retailers and consumer focus groups (which has been demonstrably more favorable than the feedback we have received in any year since 2003), we anticipate a resumption of net sales growth during the 2008-2012 period. Our forecasts regarding the magnitude of this growth are based on our historical experience with previous successful products, analysis of the performance of comparable products and companies and other data customarily relied upon in developing financial forecasts.

Our net sales projections for the years subsequent to 2008 are based on our expectation of continued growth as we build on the anticipated success of products introduced in 2008 and 2009. We will expand our library of books and games, which, consistent with our past experience, we anticipate will increase the popularity of our platform products. Additionally, we plan to introduce new products in each of our product categories, including reading, learning toys, and educational gaming. Our expectations take into account our historical growth patterns when we have introduced similar products, as well as current customer feedback and market information.

While our net sales are projected to increase over the 2008-2012 period, selling, general and administrative and research and development expenses are expected to rise at a slower pace than net sales over the same period. Our expense projections are based on the following assumptions: 1) we continue to significantly increase outsourcing of our research and development needs to companies in Asia and 2) we continue to drive process efficiencies, while relying less on outside labor sources for our administrative functions.

The financial forecast on which we based our DCF analysis includes projected net sales and expenses for each of the years through 2012 that reflect continued improvement in our financial performance during this period. However, further details of those projections are omitted from this letter, as it is not our practice to make public disclosure of our projected financial performance beyond the current year.

In addition to performing both steps of the two-step approach, we obtained additional evidence to support our conclusion that goodwill was not impaired as of December 31, 2007 through submitting our market and DCF analyses to a third-party vendor for review. Their report indicated that our conclusion was reasonable based on the work we performed.

4.	Comment: Notwithstanding the above, please significantly expand your critical accounting policy regarding intangible assets to discuss in robust detail the methodologies and significant assumptions utilized by management in determining that no impairment of its intangible assets, including goodwill, exists. Your revised disclosure should be similar in detail as provided in your response to us.

Response: Our future filings will include a significantly expanded critical accounting policy regarding intangible assets. We anticipate that the disclosure will read substantially as follows:

“The Company’s intangible assets comprise primarily goodwill, which the Company recognized in accordance with the guidelines in SFAS No. 141, “Business Combinations” (“SFAS 141”), upon its 1997 acquisition of substantially all the assets and business of our predecessor, LeapFrog RBT, and our 1998 acquisition of substantially all the assets of Explore Technologies. SFAS 141 defines goodwill as “the excess of the cost of an acquired entity over the net of the estimated fair values of the assets acquired and the liabilities assumed at date of acquisition.” All our intangible assets, including goodwill, are allocated to our U.S. reporting unit, or U.S. Consumer segment, pursuant to SFAS 141.

The Company tests goodwill and all its other intangible assets with indefinite lives for impairment at least annually in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). When evaluating goodwill for impairment, SFAS 142 requires companies to first compare the fair value of the reporting unit to its carrying value to determine if there is an impairment loss. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not impaired; thus, application of the second step of the two-step approach in SFAS 142 is not required. Application of the goodwill impairment tests requires significant judgment by management, including identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, determination of the fair value of each reporting unit and projections of future net cash flows, which projections are inherently uncertain.

We consider the results generated from using both of the approaches set forth in SFAS 142 to estimate the fair value of each relevant reporting unit as follows:

1.	We use the market approach to develop indications of fair value. This approach uses market values and revenue multiples of other publicly traded companies engaged in the same or similar lines of business as ours.

2.	We use the discounted cash flow (“DCF”) methodology to develop an additional estimate of fair value. The DCF methodology recognizes that current value is premised on the expected receipt of future economic benefits. Indications of value are developed by discounting projected future net cash flows to their present value at a rate that reflects both the current return requirements of the market and the risks inherent in the specific investment.

The determination of whether the intangible assets are impaired involves numerous assumptions, estimates and the application of significant judgment. For the market approach, considerable judgment is required in selecting comparable companies and estimating the multiples of revenues implied by their market values. For the DCF approach, management must make numerous judgments and assumptions in order to develop future business and financial forecasts, the related estimates of future net cash flows and the appropriate discount rate to use in the calculations. Future net cash flows depend primarily on future sales of our products, which are inherently difficult to predict. This is especially true at times such as the present, when a significant portion of our future net sales is expected to be generated not by existing products but by products we plan to introduce in the current year and in future years. Management believes that the assumptions relied on for the evaluation of goodwill for impairment are reasonable based on thoughtful consideration of all known factors and circumstances, including historical experience and projections of future trends based on current experience.

We believe the assumptions and estimates we used to evaluate goodwill for impairment were reasonable and appropriate. However, different assumptions and estimates could materially impact our reported financial results. More conservative assumptions about the anticipated future benefits from the U.S Consumer segment could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, use of less conservative assumptions could result in smaller or no impairment charges.”

These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

In connection with our response, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (510) 420-4882 or bchiasson@leapfrog.com if you should have any additional questions, comments or concerns.

Sincerely,

/s/ William B. Chiasson
William B. Chiasson
Chief Financial Officer

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